October 17, 2016

Angela M. Connell

Accounting Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allergan plc Form 8-K Filed August 8, 2016 File No. 001-36867

Dear Ms. Connell:

We are writing in response to the comment letter dated October 3, 2016 submitted to Allergan plc (the “Company”) from the Division of Corporation Finance (the “Staff”) regarding the Company’s Exhibit 99.1 Press Release dated August 8, 2016 for the three and six months ended June 30, 2016 and 2015. For your convenience, the Staff’s initial comments are included below.

Exhibit 99.1 Press Release dated August 8, 2016

General

Comment 1

Since January 1, 2014, you have reported GAAP net losses from continuing operations of $5.8 billion. During that same period, you have added back over $15 billion of expenses to those GAAP losses to arrive at non-GAAP net income from continuing operations of approximately $9.5 billion. Given the magnitude and frequency of your adjustments, please choose a different label for this measure that does not imply such a close relationship with GAAP. In addition, discontinue presenting this measure on a per share basis because it is, in substance, a liquidity measure that is similar to your operating cash flows. See Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

The Company respectfully notes that its non-GAAP net income and non-GAAP net income per share attributable to shareholders are, in substance, performance measures and not liquidity measures. Further, the adjustments to GAAP net income and earnings per share provided by the Company assist investors in assessing the Company’s current performance and future operations in a way that is consistent with how the Company’s management evaluates its performance.

Since 2014, the Company has undergone radical transformative changes. These changes included multiple transactions each with unusual costs and non-recurring gains that distorted performance in their respective periods, resulting from the $5.8 billion merger of Actavis Inc. with Warner Chilcott plc in the fourth quarter of 2013, the $27.7 billion merger with Forest Laboratories, Inc. in the second quarter of 2014, the $74.8 billion merger with Allergan, Inc. in the first quarter of 2015 and the sale of the Company’s generics business (reported in our results from discontinued operations) in the third quarter of 2016 for $33.4 billion in cash and 100.3 million unregistered Teva Pharmaceutical Industries, Ltd. ordinary shares (the “Teva Transaction”). In addition, during this period, the Company entered into a $160.0 billion merger transaction with Pfizer Inc. in the fourth quarter of 2015. That transaction was terminated, and the Company received negotiated break fee proceeds in the second quarter of 2016 that we excluded from our non-GAAP results. We believe non-GAAP net income enhances the comparability of our results between periods and provides additional information and transparency to investors on adjustments and other items that are not indicative of the Company’s current and future operating performance.

In addition to traditional GAAP metrics, non-GAAP net income is one of the primary metrics used by management in evaluating the Company’s performance. For example, the Company uses non-GAAP net income to forecast future results, provide earnings guidance to investors, compensate employees, make strategic decisions and to allocate Company resources.

Non-GAAP performance measures and non-GAAP liquidity measures vary in the nature and type of adjustments made to the corresponding GAAP measure. The Company’s non-GAAP performance measure adjustments include both cash and non-cash items depending on the nature of the item being adjusted, whereas a non-GAAP liquidity measure would only adjust for non-cash items. Specifically, the Company adjusts GAAP net income for a mixture of cash income and expenses including costs and income relating to the then-pending transaction with Pfizer, Inc., severance payments, cash milestone payments, litigation settlement charges and other integration charges. The Company also adjusts net income for non-cash items such as amortization and impairment charges.

The Company uses several liquidity measures including GAAP cash flows from operations, working capital and current ratio. GAAP cash flows from operations include the results of our discontinued operations businesses. Our third quarter reporting will further illustrate why our non-GAAP measure is not, in substance, a liquidity measure. As previously disclosed in our Form 8-K filed on August 4, 2016, the consummation of the Teva Transaction in the third quarter will result in a significant GAAP gain, which will be reported in our discontinued operations and will increase cash by $33.4 billion. Since it is not indicative of future performance, this gain will not be reflected in non-GAAP net income but will significantly improve our liquidity measures. Additionally, the positive cash flows from our generics business operations through the date of sale of the business will be included in our GAAP cash flows from operations but excluded from our non-GAAP net income performance measure.

We present non-GAAP net income and non-GAAP net income per share in a manner that is transparent. The adjustments have been consistently applied period over period by the Company, and we have provided investors with relevant details for each adjustment to allow them to assess the usefulness of the adjustment. Further, analysts for our industry group base their third party consensus estimates on non-GAAP earnings per share metrics. We believe it is important that our industry group be able to report on this basis. The exclusion of such metrics from Allergan’s reports would cause confusion to our investors regarding our results and would affect the ability to compare our results with those of our peers.

In future press releases, to address the Staff’s comments, the Company agrees to use a different label for our non-GAAP metrics to ensure it is clear to readers that they are management performance measures and different from GAAP results. Management proposes to re-label such measures as “Non-GAAP Adjusted Net Income” and “Non-GAAP Adjusted Net Income Per Share”. Additionally in future press releases, the Company intends to expand upon its description of the non-GAAP performance metrics by enhancing our description of the usefulness of the non-GAAP measures as follows (additional language in bold to be inserted):

“We believe these non-GAAP adjusted measures provide useful information to investors because these are the financial measures used by our management team to evaluate our operating performance, make day to day operating decisions, prepare internal forecasts, communicate external forward looking guidance to investors, compensate management and allocate the Company’s resources. We believe this presentation also increases comparability of period to period results.”

Comment 2

Branded Net Revenues appears to be a non-GAAP measure derived from applying individually tailored accounting principles in order to show revenues higher than those reported under GAAP. Please tell us how you considered the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

The Company respectfully submits that the disclosure of Branded Net Revenues is a reference to a sub-total of GAAP product revenues in our presentation of certain branded product revenues in Table 2 of the press release. In response to the Staff’s comments, the Company will remove this metric on a prospective basis, as it is immaterial in relation to our total sales and will not be a reconciling item to our product sales tables in the future.

Comment 3

We note that you exclude restructuring program costs, integration of acquisitions costs, and legal settlement costs from your adjusted non-GAAP income measure. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. In your response, please tell us the significant components of each of the expenses for each of the last three years and the latest interim period with comparable amounts for the 2015 interim period.

Response

The Company respectfully notes that it has only presented continuing operations non-GAAP metrics for the years ended December 31, 2015 and 2014, as well as the interim periods in fiscal years 2015 and 2016. While the adjustments have been made for multiple periods, the Company does not view them as recurring, because, in each case, they related to separate transformative transactions, which in the aggregate have represented over 90% of the adjustments in each period within the categories “Severance due to integration of acquired entities and other restructuring programs” and “Integration charges of acquired businesses”. Adjustments in the year ended December 31, 2013 relating to our discontinued operations were of a similar nature to the items described below and related primarily related to the acquisition of the Actavis Group.

The Company notes the following nature and components for continuing operations:

•

The material portion of the restructuring program costs highlighted in Table 5 under the line item “Severance due to integration of acquired entities and other restructuring programs” relate to severance resulting from employee terminations under our acquisition restructuring programs. Over the periods presented, these costs related to what the Company considers transformative transactions—the acquisitions of Warner Chilcott plc, Forest Laboratories, Inc. and Allergan, Inc. These costs are not considered part of operating the future Company and as such are not considered normal expenses incurred by the Company;

•	Integration of acquisition costs highlighted in Table 5 under the line item “Integration charges of acquired businesses” relate to costs incurred to acquire entities and post-acquisition integration costs, including: alignment of our operating infrastructure, contract termination fees in connection with acquisitions, data migration and other information technology charges and consulting charges associated with the integration of the entities acquired into the Company. Over the periods presented, the material portion of these adjustments related to the transformative transactions referenced in the bullet above. These costs are not considered part of operating the future Company, are unusual in the context of our underlying business performance and as such are not considered normal costs by the Company; and

•	Legal settlement costs highlighted in Table 5 under the line item “Litigation settlement related charges” related to costs incurred with the settlement of ongoing litigation including patent litigation, antitrust litigation and other actions. Settlement charges in recent periods have included “Governmental Investigation and False Claims Act Litigation” related to the acquired Warner Chilcott business, average wholesale price litigation for acquired businesses and intellectual property claims. Many of the legal settlements represent the culmination of litigation or activity that spanned many years and are not indicative of current or future performance. Further, while settlement costs affect only the period in which the settlement occurs, many of these matters have been ongoing for multiple periods. Accordingly, while it is not unusual for the Company to incur some manner of legal settlement costs in a period, the nature and amount of such charges vary significantly. For example, in the fiscal year ended December 31, 2014, the Company recorded a charge which included $125 million relating to the Warner Chilcott lawsuit with the federal government. Although recorded in 2014, this settlement concluded the federal investigation into certain Warner Chilcott sales and marketing practices from January 2009 to March 2013. In order to more accurately represent core operations during the 2014 fiscal year, the Company excluded this settlement cost attributable to activities that spanned the four years prior to 2014. We believe excluding such a charge provides investors with more transparency into the underlying performance of our business and our future performance.

The Company believes that adjusting non-GAAP results for these costs is consistent with the guidance referenced above. Consistent with Compliance and Disclosure Interpretation 102.03, the Company does not describe these charges as non-recurring or in other terms that mischaracterize the frequency of these charges.

Although the three transformational transactions discussed above occurred in consecutive years, they were of a magnitude and frequency that had been unprecedented in our Company’s history and are not reflective of our future ongoing operations. Consequently, because of the volatility of restructuring and integration costs and because these costs were incremental and materially related to specific transformative transactions, the Company does not view these costs as normal operating expenses.

While it is not unusual for the Company to incur some manner of restructuring, legal and integration charges in any given period, the nature and amount of such charges vary significantly by period. Variations in these types of charges may affect the comparability of the Company’s operational results across reporting periods. The Company’s management uses financial measures that exclude these charges to facilitate reviews of operational performance and as a basis for strategic planning. In addition, management believes presenting non-GAAP financial measures that exclude these charges allows investors to supplement their understanding of the Company’s short-term and long-term financial trends as the items excluded we believe are not indicative of our underlying ongoing and future performance.

In future press releases, the Company will continue to monitor its compliance with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 to ensure that the items included in our non-GAAP reconciliation are not normal, recurring, cash operating expenses necessary to operate our business.

Comment 4

Please explain to us in detail how you calculated the tax effects of your non-GAAP adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

The non-GAAP tax provision is calculated consistent with Question 102.11 for a performance measure. The Company notes that it has not presented and does not present a “cash paid” tax rate. The Company calculates its non-GAAP provision for income taxes, including the deferred and current tax impact, based on the pre-tax income by jurisdiction, excluding the pre-tax non-GAAP adjustments. The Company identifies the difference between its calculated GAAP income taxes and its independently calculated non-GAAP income taxes in order to quantify the tax effects of our non-GAAP adjustments. As discussed in Question 102.11, the Company does not show each individual adjustment “net of tax” and the non-GAAP provision does not represent a “cash paid” tax rate.

If you have questions concerning the foregoing, please call Maria Teresa Hilado at (862) 261-7000.

Sincerely,

/s/ Maria Teresa Hilado

Maria Teresa Hilado

Chief Financial Officer